

May 2, 2013

Via E-mail
Robert L. Clayton
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

> **Re: Spherix Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2013**
> **File No. 000-05576**

Dear Mr. Clayton:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please tell us why you do not appear to have paid the filing fee required by Securities Exchange Act Rules 14a-6(i)(1) and 0-11.

Proposal to approve the issuance of an aggregate of (a) 118,483 shares of common stock…, page 3

2.   Please disclose the terms of the Series D Convertible preferred stock as required by Item 11(b) of Schedule 14A. Also address the effect of the issuance of the merger consideration upon the rights of existing security holders as required by Item 11(d) of Schedule 14A.

3.   Please provide the disclosure required by Items 13 and 14 of Schedule 14A including, without limitation, the pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X. Refer to Note A to Schedule 14A for guidance.

Form 8-K

4.   It appears that you filed a Form 8-K on March 7, 2013 which indicated that you issued 229,337 shares of Series C Convertible Preferred Stock in exchange for common stock purchase warrants. Please amend your Form 8-K to provide the information required in Item 3.02 of the Form 8-K and indicate in that Form 8-K that you have filed an Item 3.02 Form 8-K to report the issuance. Specifically address the exemption from registration that was claimed for the transaction and briefly state the facts relied upon to make the exemption available.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 if you have any questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director

cc (via e-mail): Tara Guarneri-Ferrara, Esq.